Exhibit 3(ii)

Amendment to Bylaws

The Bylaws of the Corporation are hereby amended by deleting Section A, Annual Meetings, of Article Two and Section D, Regular Meetings, of Article Three and substituting the following respective Sections therefor.

Section A. Annual Meetings.

The regular annual meeting of the shareholders of the corporation shall be held on the fourth (4th) Wednesday after the first (1st) Wednesday in April of each year, or on such other date within a reasonable interval after the close of the corporation’s last fiscal year as may be designated from time to time by the board of directors, for the election of directors of the corporation, and for the transaction of such other business as is authorized or required to be transacted by the shareholders.

Section D. Regular Meetings.

The regular annual meeting of the board of directors shall be held immediately after the adjournment of each annual meeting of the shareholders.  Regular quarterly meetings of the board of directors shall be held on the fourth (4th) Wednesday after the first (1st) Wednesday of January, July, and October of each year, or on such other date as may be designated from time to time by the board of directors.